UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                                SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                           (Amendment No.________)*

                                METRISA, INC.
                              (Name of Issuer)

                        Common Stock, $.50 par value
                       (Title of Class of Securities)

                                 59159V 10 6
                               (CUSIP Number)

Joseph J. Caruso, c/o Metrisa, Inc. , 25 Wiggins Avenue, Bedford, MA  01730
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 28, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box?.

Check the following box if a fee is being paid with the statement ?. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


CUSIP No.      59159V  10  6                      Page   2   of   6    Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

		Joseph J. Caruso		Kathleen Caruso
		Bantam Group, Inc.		Eugene M. Caruso
		Tamsen M. Brown

2       Check the Appropriate Box if a Member of a Group


                                                (a)
                                                (b)

3       SEC Use Only

4       Source of Funds*

		00

5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6       Citizenship or Place of Organization

	Joseph J. Caruso:	USA	Bantam Group, Inc.:	Massachusetts
	Kathleen Caruso:	USA	Eugene M. Caruso:	USA
	Tamsen M. Brown:	USA

Number of       7       Sole Voting Power  Joseph J. Caruso:       27,769
Shares                                     Eugene M. Caruso:            0
Beneficially                               Bantam Group, Inc.:    102,915
Owned by                                   Kathleen Caruso:             0
Each                                       Tamsen M. Brown:             0
Reporting
Person
With            8    Shared Voting Power   Joseph J. Caruso:       102,915
                                           Eugene M. Caruso:        53,516
                                           Bantam Group, Inc.:           0
                                           Kathleen Caruso:        102,915
                                           Tamsen M. Brown:         49,399

                9   Sole Dispositive Power Joseph J. Caruso:        27,769
                                           Eugene M. Caruso:             0
                                           Bantam Group, Inc.:     102,915
                                           Kathleen Caruso:              0
                                           Tamsen M. Brown:              0


             10  Shared Dispositive Power  Joseph J. Caruso:       102,915
                                           Eugene M. Caruso:        53,516
                                           Bantam Group, Inc.:           0
                                           Kathleen Caruso:        102,915
                                           Tamsen M. Brown:         49,399

11  Aggregate Amount Beneficially Owned by Each Reporting Person

    Joseph J. Caruso:       130,684         Kathleen Caruso:        102,915
    Eugene M. Caruso:        53,516         Tamsen M. Brown:         49,399
    Bantam Group, Inc.:     102,915

12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*


13  Percent of Class Represented by Amount in Row (11)

    Joseph J. Caruso:       12.8%           Kathleen Caruso:        10.1%
    Eugene M. Caruso:        5.2%           Tamsen M. Brown:         4.8%
    Bantam Group, Inc.:     10.1%

14  Type of Reporting Person

    Joseph J. Caruso:       IN              Kathleen Caruso:        IN
    Eugene M. Caruso:       IN              Tamsen M. Brown:        IN
    Bantam Group, Inc.:     CO


Item 1.  Security and Issuer.

	Common Stock, $.50 par value ("Common Stock"), of Metrisa, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 25 Wiggins Avenue, Bedford, Massachusetts 01730-2323.

Item 2.  Identity and Background.

(a)  Name of Person filing this Schedule:		Joseph J. Caruso

Residence or Business Address:                          c/o Metrisa, Inc.
							25 Wiggins Avenue
							Bedford, MA  01730-2323

Present Principal Occupation or Employment:             Management Consultant
							Bantam Group, Inc.
							50 Bay Colony Drive
							Westwood, MA  02090

Mr. Caruso has not been convicted in a criminal proceeding during the last 5 years.

Mr. Caruso has not been a party to a civil proceeding during the last 5 years and is not subject to any judgment, decree or final order relating to federal or state securities laws.

Mr. Caruso is a United States citizen.

(b)  Name of Person filing this schedule:	Bantam Group, Inc.

State of Organization:				Massachusetts

Principal Business:				Management Consulting Services

Address of Principal Business:                  50 Bay Colony Drive
						Westwood, MA  02090

Address of Principal Office:			50 Bay Colony Drive
						Westwood, MA  02090


Mr. Joseph J. Caruso is a director and officer and Mrs. Caruso is a director of Bantam Group, Inc.

Neither Bantam Group, Inc. nor any of its directors has, during the last five years, been convicted in a criminal proceeding.

Neither Bantam Group, Inc. nor its directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(c)  Name of Person filing this Schedule:       Kathleen Caruso

Residence or Business Address:			c/o Metrisa, Inc.
                                                25 Wiggins Avenue
                                                Bedford, MA  01730-2323

Present Principal Occupation or Employment:	self-employed

Mrs. Caruso has not been convicted in a criminal proceeding during the last 5 years.

Mrs. Caruso has not been a party to a civil proceeding during the last 5 years and is not subject to any judgment, decree or final order relating to federal or state securities laws.

Mrs. Caruso is a United States citizen.

(d)  Name of Person filing this Schedule:         Eugene M. Caruso

Residence or Business Address:                    50 Bay Colony Drive
                                                  Westwood, MA  02090

Present Principal Occupation or Employment:       self-employed

Mr. Caruso has not been convicted in a criminal proceeding during the last 5 years.

Mr. Caruso has not been a party to a civil proceeding during the last 5 years and is not subject to any judgment, decree or final order relating to federal or state securities laws.

Mr. Caruso is a United States citizen.

(e)  Name of Person filing this Schedule:       Ms. Tamsen M. Brown

Residence or Business Address:			35 Milford Street
                                                Boston, MA

Present Principal Occupation or Employment:	self-employed

Ms. Brown has not been convicted in a criminal proceeding during the last
5 years.

Ms. Brown has not been a party to a civil proceeding during the last 5 years and is not subject to any judgment, decree or final order relating to federal or state securities laws.

Ms. Brown is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Caruso and Bantam Group, Inc. acquired the securities upon the exchange of similar securities of Tytronics Incorporated, the Company's former majority shareholder, pursuant to a reorganization (the "Reorganization") in which Tytronics Incorporated and a subsidiary of the Company were ultimately merged into the Company.

Item 4.  Purpose of Transaction.

The acquisition of the securities occurred as part of the Reorganization.

Except as described above, neither Mr. Caruso nor Bantam Group, Inc. has any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the Company or any of its sub-sidiaries;

(c)	the sale or transfer of the material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the
Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change of the Company's business or corporate structure;

(g)	changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any persons;

(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)	Aggregate number of outstanding shares of the Company's Common Stock beneficially owned by Mr. Caruso: 130,684, of which 74,851 represent shares of Common Stock which may be acquired upon the exercise of options and warrants.

	Aggregate number of outstanding shares of the Company's Common Stock
beneficially owned by Bantam Group, Inc.:       102,915

	Aggregate number of outstanding shares of the Company's Common Stock
beneficially owned by Kathleen Caruso:		102,915

	Aggregate number of outstanding shares of the Company's Common Stock
beneficially owned by Eugene M. Caruso:		53,516

	Aggregate number of outstanding shares of the Company's Common Stock
beneficially owned by Tamsen M. Brown:		49,399

	Percentage of Common Stock beneficially owned by Mr. Caruso:	12.8%

        Percentage of Common Stock beneficially owned by Bantam Group, Inc.:
                                                                        10.1%

	Percentage of Common Stock beneficially owned by Mrs. Caruso:   10.1%

	Percentage of Common Stock beneficially owned by Eugene Caruso:	5.2%

        Percentage of Common Stock beneficially owned by Tamsen M. Brown: 4.8%

 (b)	The number of shares of the Company's Common Stock with respect to which
Mr. Caruso has:

                Sole voting power:               16,199
		Shared voting power:		106,446
                Sole dispositive power:          16,199
		Shared dispositive power:	106,446

	Number of shares of the Company's Common Stock with respect to which Bantam Group, Inc. has:

		Sole voting power:		102,915
                Shared voting power:                  0
                Sole dispositive power:         106,446
                Shared dispositive power:             0

	Number of shares of the Company's Common Stock with respect to which Mrs.Caruso has:

                Sole voting power:                    0
		Shared voting power:		102,915
                Sole dispositive power:               0
		Shared dispositive power:	102,915

	Number of shares of the Company's Common Stock with respect to which Eugene M. Caruso has:

                Sole voting power:                   0
		Shared voting power:		53,516
                Sole dispositive power:              0
		Shared dispositive power:	53,516

	Number of shares of the Company's Common Stock with respect to which Tamsen M. Brown has:

                Sole voting power:                   0
		Shared voting power:		49,399
                Sole dispositive power:              0
		Shared dispositive power:	49,399

(c)	There have been no transactions in the Company's common stock by Mr.
Caruso or Bantam Group, Inc. that were effected during the past sixty days or since the most recent filing on Schedule 13D by Mr. Caruso or Bantam Group, Inc..

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities listed above.

(e) 	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1.  Plan and Agreement of Merger.

SIGNATURE

	After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                                   Joseph J. Caruso, III
Date:  December 9, 1998                        /s/___________________
                                                Joseph J. Caruso, III

						BANTAM GROUP, INC.

                                                        Joseph J. Caruso
                                                By:/s/ ____________________
							Its General Partner

                                                     Kathleen Caruso
                                                /s/________________________
						Kathleen Caruso

                                                    Eugene M. Caruso
                                                /s/________________________
						Eugene M. Caruso

                                                     Tamsen M. Brown
                                                /s/________________________
						Tamsen M. Brown

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{J:\clients\bus\h2148\0100\00049778.TXT;1}